NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Monday, March 20, 2006

Contact:

Investor Relations

(No.2006-03-06)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Expands Property Package at Collins Bay Extension,

Athabasca Basin, Saskatchewan

Vancouver, British Columbia – March 20, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA) (the “Company”) has expanded its property holdings on the Collins Bay Extension (“CBE”) uranium exploration project, in Saskatchewan.

Northern Canadian has staked an additional 16,281 hectares of mineral claims, bringing the project total to 37,310 hectares.  The Collins Bay Extension project is located along the eastern edge of the Athabasca Basin, adjacent to Cameco’s Eagle Point uranium mine, and the Rabbit Lake uranium mill.  The Athabasca Basin is the world’s premier uranium mining region, which provides over 30% of the world’s uranium.

Northern Canadian now controls claims covering over 40 kms of two northeast trending fault zones, one of which hosts major uranium deposits on adjoining Cameco ground.  The structural target areas were identified through compilation of historic exploration data, including airborne magnetics, electromagnetics, and shipborne seismic geophysical data which were combined with regional mapping and structural interpretations.  The Company is currently completing a 2000 m drilling program, testing three target areas ( please see attached map ).

Northern Canadian is planning an aggressive exploration program for the coming field season.  Programs will include systematic exploration program of additional target areas at the CBE project, and the Canyon Coin claim located on the north side of the Athabasca Basin.  The Coin Canyon Mine Occurrence 62 contains uranium mineralization with historic, non 43-101 compliant surface sample values up to 3% uranium.  The company also controls three uranium occurrences located in southwest Nevada, which will be evaluated.  These include the Holiday Mine Claims and the Carol R Mine Claims in Mineral County and the Green Monster Mine claims, located in Clark County.  The Company is also evaluating additional property acquisition opportunities in the U.S. and overseas.

Quality Assurance and Control

Jim Kermeen, MSc., P.Geol., a ‘qualified person’ for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and verified the information presented in this release, and the data utilized by the Company in preparing its exploration program.

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  Actual results may differ materially from those currently anticipated in such statements.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski, a geologist with over 25 years of exploration experience.  NCA is currently reviewing new projects in highly prospective uranium camps to further add to its portfolio of properties.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, President

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca

Monday, March 20, 2006

(No.2006-03-06)

Northern Canadian’s Collins Bay Extension project, Saskatchewan (37,310 hectares)

NORTH
0
5
10 km
NORTHERN CANADIAN
MINERALS INC
Global Uranium Exploration & Development
Northern Canadian Minerals - Claims
Major Uranium Mine
Fault Zone - Target
Eagle Point Mine
12 M lbs Uranium
Collins Bay:
"A" Zone
"D" Zone
"B" Zone
Collins Bay Fault
Rabbit Lake Mine
Wollaston Lake
WESTERN CRATON
URANIUM CITY
Lake Athabasca
STONY RAPIDS
MUDJATIK
COLLINS BAY EXTENSION
McClean Lake
CARSWELL STRUCTURE
ATHABASCA BASIN
Cigar Lake
Eagle Point
McArthur River
WESTERN CRATON
Key Lake
VIRGIN RIVER
MUDJATIK
WOLLASTON
WATHAMAN BATHOLITH
PETER
COLLINS BAY EXTENSION
SASKATCHEWAN
SIGNIFICANT URANIUM DEPOSITS

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca